UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-35280

LEGGETT & PLATT, INCORPORATED FROZEN 401(k) PLAN

(Exact name of registrant as specified in its charter)

No. 1 Leggett Road, Carthage, Missouri 64836, (417) 358-8131

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Leggett & Platt, Incorporated Frozen 401(k) Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒*
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒*

*	Effective June 1, 2005 the Leggett & Platt, Incorporated Frozen 401(k) Plan was merged into the Leggett & Platt, Incorporated 401(k) Plan. As a result, interests in the Leggett & Platt, Incorporated Frozen 401(k) Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 is filed to reflect the suspension of the Leggett & Platt, Incorporated Frozen 401(k) Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leggett & Platt, Incorporated 401(k) Plan, as the successor plan to the Leggett & Platt Incorporated Frozen 401(k) Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AS SUCCESSOR TO THE LEGGETT & PLATT, INCORPORATED FROZEN 401(k) PLAN

Date:	June 27, 2005	By:	/s/ Ernest C. Jett
Ernest C. Jett, Senior Vice President, General
Counsel and Plan Administrative Committee Member

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.